SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of a Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2002

ASML Holding N.V.

De Run 1110
5503 LA Veldhoven
The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibits

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASML HOLDING N.V. (Registrant)



Date: May 3, 2002

By: ____________________

Peter T.F.M. Wennink
Vice President of Finance/
Administration and Chief
Financial Officer

Contacts for ASML:
Tom McGuire – Corporate Communications +31.40.268.5758 – Veldhoven, The Netherlands
Doug Marsh – U.S. Institutional Investor Relations +1.480.383.4006 – Tempe, Arizona, USA
Franki D'Hoore – Investor Relations +31.40.268.3938 – Veldhoven, The Netherlands

ASML TO REDEEM
2.5 % CONVERTIBLE SUBORDINATED BONDS DUE 2005

Veldhoven, The Netherlands, April 3, 2002 – ASML Holding NV announces that in accordance with Section 5(2) of the Terms and Conditions of the 2.5% Convertible Subordinated Bonds due 2005 of ASML Holding N.V. set forth as Annex 1 to the Global Certificates representing the Bonds, dated as of April 9, 1998, ASML Holding N.V. has exercised its option to redeem, and does hereby call for redemption and will redeem on May 3, 2002 all of the Company's outstanding Bonds at a redemption price of 100.00% of the principal amount of the Bonds plus accrued interest to, but excluding May 3, 2002. The accrued interest on the Bonds to the Redemption Date will be EUR 0.7563 in the aggregate per NLG 1,000 (or EUR 453.7802) in principal amount of the Bonds.

Each NLG 1,000 (or EUR 453.7802) principal amount of the Bonds is convertible into 23.3118 ordinary shares of the Company, nominal value EUR 0.02 per share, in bearer form, at any time before 5:00 p.m., New York City time, on May 2, 2002 the day prior to Redemption Date.

If full conversion takes place, a maximum of 13.794.454 Shares will be issued.

About ASML

ASML is one of the world's leading providers of advanced technology systems for the semiconductor industry. The company offers an integrated portfolio of lithography, track and thermal systems mainly for manufacturing complex integrated circuits.

Headquartered in Veldhoven, the Netherlands, ASML is traded on the Euronext Amsterdam and on the Nasdaq Stock Market under the symbol ASML. For 2001 the company reported net sales of over EUR 1.8 billion and employs more than 7,000 people in 50 locations throughout the world. For more information, visit: www.asml.com.

Contacts:
Tom McGuire – Corporate Communications – +31.40.268.5758 – Veldhoven, The Netherlands
Mark Bigelow – Marketing Communications +1.480.383.4475 – Tempe, Arizona, USA
Doug Marsh – U.S. Institutional Investor Relations +1.480.383.4006 – Tempe, Arizona, USA
Franki D'Hoore – Investor Relations +31.40.268.3938 – Veldhoven, The Netherlands

MACRONIX PURCHASES ASML MASKTOOLS' MASKRIGGER PRODUCT AS OPC SOLUTION FOR SPECIALIZED MEMORY DEVICES

"Reinforces Growing Recognition of MaskTools' Patented Scattering Bar Technology"

SANTA CLARA, California, April 4, 2002 – ASML MaskTools, Inc. today announced that Macronix International Co., Ltd., a leading Taiwanese semiconductor manufacturer, has purchased its MaskRigger™ product for widespread usage. Macronix will use MaskRigger to perform production optical proximity correction (OPC) treatment across multiple generations of specialized memory devices.

"We are very pleased to be working with a leading company such as Macronix in implementing solutions for their OPC needs. Their adoption of our MaskRigger product supports the growing recognition of the depth and breadth of our optical extension technology," said Dinesh Bettadapur, president and CEO of ASML MaskTools. "We were able to meet all of Macronix's unique requirements by delivering a customized and complete solution that demonstrates the most compelling value in the market place. MaskTools' unique expertise in mask making and lithography, coupled with our patented scattering bar technology and a production-proven OPC product such as MaskRigger, convinced Macronix to make a decision in our favor."

About MaskRigger:

MaskRigger is a full-chip OPC production solution that adds sub-resolution assist features such as scattering bars, anti-scattering bars and serifs in the design layout, enabling improved depth-of-focus (DOF) and enlarged process latitude. In addition to OPC, MaskRigger fractures the design data into a read-to-write mask pattern file in a variety of formats such as MEBES Mode 5, Hitachi HL-800, Hitachi HL-950, and Toshiba VSB-11.

About ASML MaskTools:

MaskTools, Inc. is a wholly owned subsidiary of ASML based in Santa Clara, California. The company offers leading edge optical extension technologies and products to the semiconductor industry. Core products include MaskRigger for full-chip OPC mask generation, and LithoCruiser for lithography process analysis and optimization. As optical lithography continues to be used for volume IC manufacturing below the wavelength of the exposure light source, these technologies enhance the photolithography process latitude thereby improving integrated circuit yields in manufacturing. For more information on MaskTools' products and services, contact the company by calling 1.408.855.0500 or visit their website at www.masktools.com.

About ASML:

ASML is one of the world's leading providers of advanced technology systems for the semiconductor industry. The company offers an integrated portfolio of lithography, track and thermal systems mainly for manufacturing complex integrated circuits. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and Nasdaq under the symbol ASML. In 2001, the company reported net sales of over EUR 1.8 billion. ASML employs approximately 7,000 people in 50 locations throughout the world.

###

Media Contact for ASML:
Tom McGuire – Corporate Communications +31.40.268.5758 – Veldhoven, The Netherlands

Investor Relations Contact for ASML:
Doug Marsh – U.S. Institutional Investor Relations +1.480.383.4006 – Tempe, Arizona, USA
Franki D'Hoore – Investor Relations +31.40.268.3938 – Veldhoven, The Netherlands

ASML Brings Anti-Trust and Patent Claims Against Nikon

Denies Patent Infringement in Northern California

VELDHOVEN, the Netherlands, April 8, 2002 – ASML today announces that two of Nikon's asserted patents in the field of microlithography are unenforceable due to fraudulent conduct by Nikon before the United States Patent and Trademark Office. Microlithography equipment, used in the printing of semiconductors, is approximately a US $4.5 billion industry worldwide.

In addition, ASML filed an antitrust counterclaim in Northern California alleging that Nikon's patent case is an attempt by Nikon to reduce competition and to monopolize the U.S. microlithography market, in violation of Section 2 of the Sherman Act. This act prohibits attempts to monopolize a market.

"Nikon is violating antitrust laws and violating ASML patents. Nikon is working in its own interests to make the market unfriendly to competition," said Doug Dunn, president and CEO of ASML. "ASML believes that an open market drives technology innovation and technology innovation drives the global economy. Nikon's actions hurt chip makers, their suppliers and customers."

Denial of Patent Infringement In California, Washington DC and Arizona

ASML filed on April 5, 2002 in Northern California, its answer and counterclaim to the complaint filed by Nikon Corporation denying that it is infringing on any of five Nikon patents. ASML also asserts that all five patents are invalid.

At the same time, ASML also filed a counterclaim in the proceeding commenced by Nikon against ASML in the U.S. International Trade Commission (ITC), based in Washington DC. ASML's counterclaim alleges that Nikon has infringed five United States patents owned by ASML. Pursuant to the ITC's rules, ASML simultaneously transferred its counterclaim to the United States District Court for the District of Arizona where the counterclaim will be heard.

ASML filed its answer in the case before the U.S. International Trade Commission on February 25, 2002.

About ASML

ASML is one of the world's leading providers of advanced technology systems for the semiconductor industry. The company offers an integrated portfolio of lithography, track and thermal systems mainly for manufacturing complex integrated circuits. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and Nasdaq under the symbol ASML. In 2001, the company reported net sales of over EUR 1.8 billion. ASML employs approximately 7,000 people in 50 locations throughout the world.

###

Contacts:
Tom McGuire – Corporate Communications – +31.40.268.5758 – Veldhoven, The Netherlands
Doug Marsh – U.S. Institutional Investor Relations +1.480.383.4006 – Tempe, Arizona, USA
Frankl D'Hoore – Investor Relations +31.40.268.3938 – Veldhoven, The Netherlands

ASML SPECIAL APPLICATIONS INTRODUCES SA 5200 MEMS STEPPER

VELDHOVEN, The Netherlands, April 9, 2002 – ASML Special Applications today introduced a new family of 5X i-line reduction steppers targeted for micro-electro-mechanical-systems (MEMS) and other applications such as compound semiconductors and ASICs. Through a dedicated options package, the new SA 5200™ steppers — the SA 5200/45C™ and SA 5200/55C™ — can be optimized specifically for MEMS imaging.

The SA 5200 MEMS stepper is a fully integrated combination of a SA 5200 /45C or /55C system and the MEMS 5201 options package. The MEMS stepper provides a way to meet new requirements for MEMS manufacturing performance, while offering manufacturers a MEMS stepper perfectly suited to volume, high yield production.

"The SA 5200 MEMS stepper is optimized for volume manufacturing across a new range of devices in the emerging MEMS markets," said Eduard Hoeberichts, president of ASML Special Applications. "Based on close collaboration with customers, we have designed the MEMS 5201 options package to provide high productivity, while simultaneously meeting the demanding processing requirements of these devices."

The MEMS 5201 options package is a family of selectable capabilities for volume MEMS manufacturing, including 3DAlign™, 3DMetrology™ and 2DStitching™. The new capabilities allow for double-sided processing and for thick oxide, thick epi or CMP processing without the need for realignment schemes, resulting in a more cost-efficient and simple process flow. The SA 5200 MEMS stepper can also support focus-to-alignment-offset processing and large-die production through field stitching.

The MEMS industry is one of the fastest growing segments of the global electronics market. According to Cahners In-Stat Group, worldwide MEMS component sales are expected to grow from $3.8 billion in 2001 to $11 billion in 2005.

In addition to MEMS imaging, the SA 5200 steppers are designed to serve as volume production tools for application markets like micro electro optical mechanical systems (MOEMS), and compound semiconductors and ASICs. These versatile steppers can easily be configured to handle various substrates, including silicon, gallium arsenide (GaAs) and indium phosphide (InP), and support wafer sizes ranging from two to six inches.

About ASML Special Applications:

ASML Special Applications offers leading-edge imaging solutions to customers with application-specific lithography requirements. These include manufacturing of silicon semiconductors such as linear, power and mixed-signal ICs; thin-film heads (TFHs) for disk drives; gallium arsenide and other compound semiconductors; micro-electro-mechanical systems (MEMS) and surface acoustic wave (SAW) devices, and other specific lithography applications. ASML Special Applications also offers a broad range of upgrade and option programs for customers using g-line and i-line technology.

About ASML:

ASML is one of the world's leading providers of advanced technology systems for the semiconductor industry. The company offers an integrated portfolio of lithography, track and thermal systems mainly for manufacturing complex integrated circuits. Headquartered in Veldhoven, The Netherlands, ASML is traded on Euronext Amsterdam and Nasdaq under the symbol ASML. In 2001, the company reported net sales of over EUR 1.8 billion. ASML employs approximately 7,000 people in 50 locations throughout the world. For more information, visit: www.asml.com.

# # #

ASML Enters Atomic Layer Deposition Market

Exclusive Licensing Agreement with Korean Pioneer
Makes Production-Proven Technology Available Worldwide

VELDHOVEN, The Netherlands, April 10, 2002 - ASML today entered the market for atomic layer deposition (ALD) technology through an exclusive technology licensing agreement with Integrated Process Systems (IPS). The agreement authorizes ASML to offer one of the fastest growing semiconductor process technologies, as well as associated production-proven processes and formulas developed in Korea, to customers around the globe.

ASML will further develop the ALD technology and the platform to deliver cost-effective solutions for depositing thin films. According to VLSI Research, the market for ALD is currently worth $80 million annually and expected to be worth more than $1 billion by 2006, reflecting a compound annual growth rate of approximately 109 percent.

"Atomic layer deposition is an exciting new technology that has shown tremendous potential for applications in high-k dielectric films, barrier materials and thin film deposition at the 90 nm node and below," said Jeffrey Kowalski, president, ASML Thermal. "ASML is committed to making this technology available to customers through our global infrastructure and manufacturing capability."

ALD technology is a surface controlled process for thin film deposition that provides many advantages over previous generation chemical vapor deposition (CVD), including superior step coverage, uniformity and purity. The technology is being adopted for the production of ASICs, microprocessors, memory chips, digital signal processors and other integrated circuits.

ASML has committed to the aggressive investment, support and development of the ASML ALD product line, including the development of base and future technology, as well as sales and service programs. The licensing agreement also provides for joint manufacturing efforts by ASML and IPS.

"Our production-proven ALD technology, process and hardware, which has been very successful in the Korean market, is the industry's most advanced deposition solution for next-generation devices," said Yong-Han Lee, CEO and president of IPS.

About ASML:
ASML is one of the world's leading providers of advanced technology systems for the semiconductor industry. The company offers an integrated portfolio of lithography, track and thermal systems mainly for manufacturing complex integrated circuits. Headquartered in Veldhoven, The Netherlands, ASML is traded on Euronext Amsterdam and Nasdaq under the symbol ASML. In 2001, the company reported net sales of over EUR 1.8 billion. ASML employs approximately 7,000 people in 50 locations throughout the world.

About IPS:
IPS is one of the fastest growing suppliers of advanced technology systems for the semiconductor industry in Korea. The company provides atomic layer deposition (ALD), high-density plasma dry etchers and sputtering systems for integrated circuit manufacturing. Company headquarters and manufacturing is located in Pyungtaek, Kyungki-do, Korea. IPS employs approximately 120 people with strong semiconductor technology background. For more information, visit www.ips-tech.com.

Company Contacts:

EUROPEAN & ASIAN INVESTOR & MEDIA CONTACT ASML:

Franki D'Hoore
Investor Relations

U.S. INVESTOR CONTACT ASML:

Doug Marsh
U.S. Institutional Investor

Veldhoven, The Netherlands
+31.40.268.3938
investor.relations@asml.com

Relations
Tempe, Arizona, USA
+1 480.383.4006

CORPORATE MEDIA RELATIONS:

Tom McGuire
Vice President Communications

De Run 1110
5503 LA Veldhoven
The Netherlands
Phone: +31.40.268.5758
Fax: +31.40.268.3655
corpcom@asml.com

ASML BECOMES FIRST LITHOGRAPHY TOOL SUPPLIER TO ACHIEVE COMPLIANCE WITH SEMI'S ELECTROSTATIC COMPATIBILITY STANDARD

Ion Systems Certifies TWINSCAN and PAS 5500 Platforms

VELDHOVEN, The Netherlands, April 11, 2002 - ASML today announced that the company's TWINSCAN™ and PAS 5500™ lithography systems have achieved SEMI E78, Level 1 compliance certification. ASML's compliance with SEMI standard E78-0998, Electrostatic Compatibility: Guide to Assess and Control Electrostatic Discharge (ESD) and Electrostatic Attraction (ESA) for Equipment, demonstrates the absence of electrostatic charging of reticles and wafers in its tools, which is necessary to avoid ESD-related yield losses. ASML received the certification from Ion Systems, Inc., after the TWINSCAN and PAS 5500 performed well in a test procedure.

"Achieving the SEMI E78 standard compliance is further demonstration of ASML's leadership within the semiconductor lithography business because we are the first lithography supplier to receive this certification," said Paul van Attekum, ASML senior vice president of product marketing. "The problem of reticle and wafer charging was recognized many years ago and ASML's designs have been made ESD-friendly ever since. Effective management of electrostatic issues is part of our continuing commitment to provide our customers systems with optimal tool characteristics."

"Ion Systems has developed a full test procedure to perform SEMI E78 compliance testing. Achieving compliance with this standard confirms tool suitability for high-end semiconductor manufacturing, which is especially important as an increasing number of customers migrate to 300 mm fabs. The benefits of electrostatics management are extremely important and play an integral role in helping customers avoid ESD-related yield losses," said Yuen Lee, senior vice president, professional services, Ion Systems.

About ASML

ASML is one of the world's leading providers of advanced technology systems for the semiconductor industry. The company offers an integrated portfolio of lithography, track and thermal systems mainly for manufacturing complex integrated circuits. Headquartered in Veldhoven, The Netherlands, ASML is traded on Euronext Amsterdam and Nasdaq under the symbol ASML. In 2001, the company reported net sales of over EUR 1.8 billion. ASML employs approximately 7,000 people in 50 locations throughout the world. For more information, visit: www.asml.com

About Ion

Ion is the world's largest provider of electrostatics management products and services. Ion improves its customers' business results by providing a total solution to their electrostatic discharge and electromagnetic interference challenges. Ion is an ISO 9001 and ANSI ESD S20.20 - 1999 certified company. Founded in 1978, Ion is headquartered in Berkeley, California, with operations worldwide. For more information about Ion visit www.ion.com or call (800) 367-2452.

Company Contacts:

TRADE PRESS RELATIONS:

Mark Bigelow
Director
Marketing Communications
Tempe, Ariz.
+1 480.383.4475
marcom@asml.com

U.S. INVESTOR CONTACT ASML:

Doug Marsh
U.S. Institutional Investor

CORPORATE MEDIA RELATIONS:

Tom McGuire
Vice President Communications

De Run 1110
5503 LA Veldhoven
The Netherlands
Phone: +31.40.268.5758
Fax: +31.40.268.3655
corpcom@asml.com

EUROPEAN & ASIAN INVESTOR & MEDIA CONTACT ASML:

Franki D'Hoore

Relations
Tempe, Arizona, USA
+1 480.383.4006

Investor Relations
Veldhoven, The Netherlands
+31.40.268.3938
investor.relations@asml.com

X INITIATIVE AND ASML CONFIRM MANUFACTURABILITY OF X ARCHITECTURE

Processed Wafers a Manufacturing Milestone for Breakthrough Chip Architecture

SUNNYVALE, Calif.-April 22, 2002-The X Initiative and ASML Netherlands B.V. (Nasdaq: ASML) today announced that ASML has successfully produced the first processed wafer results for the X Architecture, a breakthrough chip architecture based on pervasively diagonal chip wiring. The X Initiative, a semiconductor supply-chain consortium chartered with accelerating the availability and fabrication of the X Architecture, announced the addition of ASML to its roster as the first member from the lithography equipment sector.

ASML, one of the world's leading providers of advanced technology systems for the semiconductor industry, announced that it had simulated lithography performance of 0.18-micron X Architecture design data and successfully completed proof-of-concept wafer exposures of diagonally oriented 0.25-micron interconnect structures based on the 0.18-micron design rules. These first-ever wafer results indicate that interconnect layers can be successfully made using the X Architecture approach and mark a milestone in demonstrating the ability to manufacture X Architecture interconnect designs.

ASML's experiments, sponsored by the X Initiative and its members, employed X Architecture design data provided by Simplex Solutions, Inc. (Nasdaq: SPLX), and photomasks produced by Dai Nippon Printing (DNP). Simulation results-determined through the use of ASML's MaskTools LithoCruiser™ software-confirm that existing mask data automation and simulation software can be successfully applied to X Architecture design data to optimize lithographic wafer production results. The interconnect layers were exposed using an ASML PAS 5500/750™ DUV step and scan tool.

"Lithography is an especially critical part of the semiconductor manufacturing chain, particularly since the advent of the sub-wavelength era. So naturally, as with any new chip architecture, there have been questions about the impact of the X Architecture on lithography," said Risto Puhakka, vice president at VLSI Research. "The results of ASML's experiments using current-generation equipment demonstrate that X Architecture designs are both production-worthy and manufacturable."

"We are pleased to have played a role in demonstrating the manufacturability of the revolutionary X Architecture," said Bill Arnold, chief executive scientist and vice president technology development center for ASML. "We can see the potential benefits of using this approach on non-minimum-resolution interconnect layers, and with our breadth of technology and experience, we are able to provide both mask enhancement and patterning technology to meet the needs of current X Architecture requirements."

"ASML's membership brings the critical wafer lithography steps into the X Initiative, heralding a new phase in solidifying supply-chain adoption," said Jan Willis, vice president of business development at Simplex and X Initiative steering group facilitator. "Because the fundamental mission of the X Initiative is to accelerate the availability and fabrication of the X Architecture, the delivery of cost-effective X Architecture masks and wafers is essential to our success. Since ASML was able to use existing equipment and processes in their testing, their positive results represent a significant step forward in accomplishing the X Initiative's goals."

Anyone interested in learning more about the X Initiative and the aforementioned results is invited to attend an X Initiative Open Forum seminar on Tuesday, May 21 from 12:00 to 2:00 p.m. PDT at the Fairmont Hotel in San Jose, Calif. The seminar will feature ASML's Adolph Hunter, manager strategic partnerships. Those interested may RSVP at www.xinitiative.org, where extensive information on the X Architecture is also available.

About ASML:
ASML is one of the world's leading providers of advanced technology systems for the semiconductor industry. The company offers an integrated portfolio of lithography, track and thermal systems mainly for manufacturing complex integrated circuits. Headquartered in Veldhoven, the Netherlands, ASML is traded on the Euronext Amsterdam and on the Nasdaq Stock Market under the symbol ASML. For 2001 the company reported net sales of over EUR

1.8 billion and employs more than 7,000 people in 50 locations throughout the world. For more information,
visit: www.asml.com

About the X Architecture:
The X Architecture, the first production-worthy approach to the pervasive use of diagonal interconnect, reduces the total interconnect, or wiring, on a chip by more than 20 percent. Based on initial evaluations, this wire-length reduction is expected to deliver simultaneous improvements of 10+ percent greater chip performance, 20+ percent less power dissipation, and 30+ percent more chips per wafer for complex, multiple-metal-layer ICs such as systems-on-chip (SoCs). For the past 20 years, chip design has been primarily based on the de-facto industry standard "Manhattan" architecture, named for its right-angle interconnects resembling a city-street grid. The X Architecture rotates the primary direction of the interconnect in the fourth and fifth metal layers by 45 degrees from a Manhattan architecture. The new architecture maintains compatibility with existing cell libraries, memory cells, compilers and IP cores, by preserving the Manhattan geometry of metal layers one through three.

About the X Initiative:
The X Initiative, a group of leading companies from throughout the semiconductor industry, is chartered with accelerating the availability and fabrication of the X Architecture, a revolutionary interconnect architecture based on the pervasive use of diagonal routing. The X Initiative's five-year mission is to provide an independent source of education about the X Architecture, to facilitate support and fabrication of the X Architecture through the semiconductor industry supply chain, and to survey usage of the X Architecture to track its adoption. Representing leaders spanning the entire design-to-silicon infrastructure, X Initiative members include: Artisan Components, Inc.; ASML Netherlands B.V.; Dai Nippon Printing (DNP); DuPont Photomasks, Inc.; Etec Systems, Inc., an Applied Materials, Inc. company; HPL Technologies, Inc.; KLA-Tencor Corporation; Leica Microsystems AG; Matsushita Electric Industrial Co., Ltd.; MicroArk Co. Ltd.; Monterey Design Systems, Inc.; Numerical Technologies, Inc.; NurLogic Design, Inc.; PDF Solutions, Inc.; Photronics Inc.; Prolific Inc.; RUBICAD Corporation; Sagantec; Sanyo Electric Co., Ltd.; Silicon Logic Engineering, Inc.; SiliconMap, LLC.; Silicon Perspective Corp.; Silicon Valley Research Inc.; Simplex Solutions, Inc.; STMicroelectronics; Sycon Design, Inc.; Tensilica, Inc.; Toppan Printing Co.; Toshiba Machine Co., Ltd.; Toshiba Corporation; Virage Logic, Inc.; Virtual Silicon Technology, Inc.; and Zygo Corporation. Membership is open to all companies throughout the semiconductor supply chain. Materials can be found at www.xinitiative.org.

Cautionary Note Regarding Forward-looking Statements:
This release contains forward-looking statements (including, without limitation, information regarding semiconductor design, production and performance improvements resulting from the X Architecture, the compatibility of the X Architecture with current technology, the future success of X Architecture technology and the ability of certain of the X Initiative members' to support the X Architecture) that involve risks and uncertainties that could cause the results of X Initiative members and other events to differ materially from managements' current expectations. Actual results and events may differ materially due to a number of factors including, among others: future strategic decisions made by the X Initiative members; failure of the X Architecture to enable the production of designs that are feasible and competitive with current designs or future alternatives; future strategic decisions made by X Initiative members or others that inhibit the development of the X Architecture; demand for advanced semiconductors that are developed using the X Architecture; cost feasibility of the production of semiconductors designed using the X Architecture; and the rapid pace of technological change in the semiconductor industry. The matters discussed in this press release also involve risks and uncertainties described in the most recent filings of the X Initiative members with the Securities and Exchange Commission. The X Initiative members assume no obligation to update the forward-looking information contained in this release.

Company Contacts:

TRADE PRESS RELATIONS:
Mark Bigelow
Director
Marketing Communications

EUROPEAN & ASIAN INVESTOR & MEDIA CONTACT ASML:
Franki D'Hoore
Investor Relations

Tempe, Ariz.
+1 480.383.4475
marcom@asml.com

Veldhoven, The Netherlands
+31.40.268.3938
investor.relations@asml.com

X INITIATIVE CONTACT:
Meggan Powers (MCA)
Account Associate
Mountain View, CA, USA
+1.650.968.8900
mpowers@mcapr.com

U.S. INVESTOR CONTACT ASML:
Doug Marsh
U.S. Institutional Investor Relations
Tempe, Arizona, USA
+1 480.383.4006

Press Contact:
Tom McGuire – Corporate Communications – +31.40.268.5758 – Veldhoven, The Netherlands

Investor Contacts:
Doug Marsh – U.S. Institutional Investor Relations +1.480.383.4006 – Tempe, Arizona, USA
Franki D'Hoore – Investor Relations +31.40.268.3938 – Veldhoven, The Netherlands

INTEL PLACES ORDER WITH ASML FOR EUV BETA TOOL

Order Confirms Intel's Commitment to Commercializing EUV Lithography

VELDHOVEN, The Netherlands, April 22, 2002 – ASML today announced that the company has received the industry's first order for an extreme ultraviolet (EUV) lithography beta tool from Intel Corp., the world's largest semiconductor manufacturer. The EUV beta tool will use 300 mm wafers and is initially targeted for 45 nm resolution capability. Delivery is slated for the second half of 2005.

EUV lithography is an extension of optical lithography techniques into Extreme Ultra Violet wavelengths. EUV uses light with a wavelength of 13.5 nm (more than 10 times shorter than current lithography technology) to image critical layers with feature sizes below 45 nm. The new technology also differs from existing optical lithography in that it uses reflective optics and reflective reticles (photomasks).

"The sale of the first EUV beta tool is much more than the sale of a new tool to a customer. It represents the culmination of many years of work on the selection, development and engineering of next generation lithography technologies," said Martin van den Brink, ASML executive vice president of marketing and technology. "Intel has confirmed its commitment to EUV and ASML's EUV capability."

Since 1999, ASML has been a supplier to and licensee of the EUV Limited Liability Company, an organization of semiconductor manufacturers, including Intel, dedicated to developing this technology. ASML continues to work closely with all of the member companies to develop and refine every aspect of EUV, including the necessary photomasks and photoresists to make the technology commercially viable and ready for production.

ASML's EUV tool will incorporate a dual stage architecture that is similar to the company's TWINSCAN platform and will have the capability to meet industry productivity and cost of ownership targets. However, the shorter wavelength of light used in this technology demands that the entire optical path as well as the reticle and wafers stages be housed in a vacuum environment, requiring entirely new engineering and subsystems modules.

"This new technology requires revolutionary innovation from our technology partners as well as our U.S. and European development teams, which are based in Wilton, Connecticut and Veldhoven, the Netherlands," van den Brink said. "The challenges are significant, but we are confident in our ability and commitment to meet the industry need for this advanced EUV next generation lithography."

About ASML:

ASML is one of the world's leading providers of advanced technology systems for the semiconductor industry. The company offers an integrated portfolio of lithography, track and thermal systems mainly for manufacturing complex integrated circuits. Headquartered in Veldhoven, The Netherlands, ASML is traded on Euronext Amsterdam and Nasdaq under the symbol ASML. In 2001, the company reported net sales of over EUR1.8 billion. ASML employs approximately 7,000 people in 50 locations throughout the world. For more information, visit: www.asml.com.

# # #

NOTICE OF REDEMPTION

ASML HOLDING N.V.

2.5% CONVERTIBLE SUBORDINATED BONDS DUE APRIL 9, 2005

CUSIP NO.: N07059AA1
ISIN: XS0085787371
Common Code: 008578737

CUSIP NO.: 00207EAA8
ISIN: US00207EAA82

NOTICE IS HEREBY GIVEN in accordance with Section 5(2) of the Terms and Conditions (the "Terms and Conditions") of the 2.5% Convertible Subordinated Bonds due 2005 (the "Bonds") of ASML Holding N.V. (the "Company") set forth as Annex 1 to the Global Certificates representing the Bonds, dated as of April 9, 1998, that, pursuant to Section 5(2) of the Terms and Conditions, the Company has exercised its option to redeem, and does hereby call for redemption and will redeem on ***May 3, 2002*** (the "Redemption Date"), all of the Company's outstanding Bonds at a redemption price of 100.0% of the principal amount of the Bonds plus accrued interest to, but excluding the Redemption Date (the "Redemption Price").

Each NLG 1,000 (or EUR 453.78) principal amount of the Bonds is convertible into 23.3118 ordinary shares of the Company, nominal value EUR 0.02 per share, in bearer form ("Shares"), at any time before 5:00 p.m., New York City time, on ***May 2, 2002*** (the "Conversion Deadline Date") the day prior to Redemption Date. Holders who want to convert their Bonds into Shares must satisfy the requirements set forth in the Terms and Conditions including providing a Conversion Notice to The Bank of New York ("BONY"), as Conversion Agent (a copy of which can be obtained from BONY), and transferring its Bonds the account of BONY with the Depository Trust Company. Holders who want to convert their Bonds into Shares are strongly advised to do so several days prior to the Conversion Deadline Date to ensure that they fulfill all of the conversion requirements prior to that time. It is the sole responsibility holders of Bonds to so comply. All holders of Bonds who have not converted their Bonds into Shares by 5:00 p.m., New York City time, on the Conversion Deadline Date will forfeit their conversion rights and thereafter will be entitled to receive only the Redemption Price.

Holders of Bonds who convert all or a portion of their Bonds prior to April 9, 2002 will be required to submit to BONY, as Conversion Agent, an amount equal to the interest which they will receive on April 9, 2002 with respect to the Bonds being so converted, with the effect that holders of Bonds who convert prior to April 9, 2002 will not retain interest payable on April 9, 2002 with respect to any Bonds so converted.

Holders of Bonds who convert all or a portion of their Bonds before 5:00 p.m., New York City time, on or prior to the Conversion Deadline Date, will not receive any payment for interest accrued on such converted Bonds from April 9, 2002 to the date of conversion.

BONY, as Conversion Agent and Paying Agent for the Bonds, will provide information as to how to convert the Bonds and will answer any other questions regarding this Notice of Redemption. Contact information for BONY in London and New York is as follows:

The Bank of New York (London Office)
One Canada Square, 48th Floor
London
E14 5AL
United Kingdom
Attn: Sunjeeve D. Patel
Fax: + 44 20 7964 6399
e-mail: sdpatel@bankofny.com

The Bank of New York (New York Office)
15 Broad Street
New York City
NY 10001
USA
Attn: Thomas Tabor
Fax: + 1 212 235 2350
e-mail: ttabor@bankofny.com

IMPORTANCE NOTICE: Under U.S. federal tax laws, BONY, in its role as a Paying Agent making payment of interest or principal on corporate securities, may be obligated to withhold a 31% tax from remittance to individuals who have failed to furnish BONY with a valid taxpayer identification number. Holders of Bonds who wish to avoid the application of these provisions should submit taxpayer identification numbers to the BONY using Form W-9 when presenting the Bonds for payment.

TERMS OF REDEMPTION

REDEMPTION DATE: *May 3, 2002.*

*REDEMPTION PRICE AND ACCRUED INTEREST: **The Redemption Price of the Bonds is 100.0% of the principal amount of the Bonds plus accrued interest up to but excluding May 3, 2002. The accrued interest on the Bonds to the Redemption Date will be EUR 0.7563 per NLG 1,000 (or EUR 453.7802) in principal amount of the Bonds.***

CESSATION OF INTEREST: The Bonds will become due and payable on May 3, 2002 and interest on the Bonds will cease to accrue on and after May 2, 2002.

TERMINATION OF RIGHT OF CONVERSION: The right to submit the Bonds to BONY for conversion into Shares will terminate at 5:00 p.m., New York City time, on *May 2, 2002.*

PLACE OF REDEMPTION - REDEMPTION PROCEDURE: Payment of the Redemption Price of the Bonds to be redeemed as specified above in this Notice will be made by BONY at the addresses set forth. No Bonds will be redeemed after 5:00 P.M., New York City time, on ***May 3, 2002.***

By: THE BANK OF NEW YORK, as Paying Agent and Conversion Agent on April 3, 2002

IF YOU HAVE ANY QUESTIONS ABOUT THIS NOTICE OF REDEMPTION, PLEASE CALL SUNJEEVE D. PATEL AT THE BANK OF NEW YORK AT +44 207 964 6337.

NOTICE OF REDEMPTION



ASML Holding N.V

(A company incorporated under the laws of The Netherlands and established at Eindhoven, The Netherlands)

2.5% CONVERTIBLE SUBORDINATED BONDS DUE APRIL 9, 2005

CUSIP NO.: N07059AA1, ISIN: USN07059AA19, Common Code: 008578737, Security Code: 13923

CUSIP NO.: 00207EAA8, ISIN: US00207EAA82, Common Code: 008581207

NOTICE IS HEREBY GIVEN in accordance with Section 5(2) of the Terms and Conditions (the "Terms and Conditions") of the 2.5% Convertible Subordinated Bonds due 2005 (the "Bonds") of ASML Holding N.V. (the "Company") set forth as Annex 1 to the Global Certificates representing the Bonds, dated as of April 9, 1998, that, pursuant to Section 5(2) of the Terms and Conditions, the Company has exercised its option to redeem, and does hereby call for redemption and will redeem on **May 3, 2002** (the "Redemption Date"), all of the Company's outstanding Bonds at a redemption price of 100.00% of the principal amount of the Bonds plus accrued interest to, but excluding the Redemption Date (the "Redemption Price").

REDEMPTION PRICE AND ACCRUED INTEREST: The Redemption Price of the Bonds is 100.00% of the principal amount of the Bonds plus accrued interest up to but excluding May 3, 2002. The accrued interest on the Bonds to the Redemption Date will be EUR 0.7563 in the aggregate per NLG 1,000 (or EUR 453.7802) in principal amount of the Bonds.

Each NLG 1,000 (or EUR 453.7802) principal amount of the Bonds is convertible into 23.3118 ordinary shares of the Company, nominal value EUR 0.02 per share, in bearer form ("Shares"), at any time before 5:00 p.m., New York City time, on May 2, 2002 (the "Conversion Deadline Date") the day prior to Redemption Date. Holders who want to convert their Bonds into Shares must satisfy the requirements set forth in the Terms and Conditions including providing a Conversion Notice to The Bank of New York ("BONY"), as Conversion Agent, and transferring its Bonds to the account of BONY with the Depository Trust Company. Holders who want to convert their Bonds into Shares are strongly advised to do so several days prior to the Conversion Deadline Date to ensure that they fulfill all of the conversion requirements prior to that time. It is the sole responsibility holders of Bonds to so comply. All holders of Bonds who have not converted their Bonds into Shares by 5:00 p.m., New York City time, on the Conversion Deadline Date will forfeit their conversion rights and thereafter will be entitled to receive only the Redemption Price.

Holders of Bonds who convert all or a portion of their Bonds before 5:00 p.m., New York City time, on or prior to the Conversion Deadline Date, will not receive any payment for interest accrued on such converted Bonds from April 9, 2002 to the date of conversion.

Holders of Bonds who convert all or a portion of their Bonds prior to April 9, 2002 will be required to submit to BONY an amount equal to the interest which they will receive on April 9, 2002 with respect to the Bonds being so converted, with the effect that holders of Bonds who convert prior to April 9, 2002 will not retain interest payable on April 9, 2002 with respect to any Bonds converted.

BONY, as Conversion Agent and Paying Agent for the Bonds, will provide information as to how to convert the Bonds and will answer any other questions regarding this Notice of Redemption. Contact information for BONY in London and New York is as follows:

The Bank of New York
48th Floor
One Canada Square
London E14 5AL
United Kingdom
Attn.: Sunjeeve D. Patel
Fax +44 (20) 7964 6399

The Bank of New York
15 Broad Street
New York City
NY 10001
USA
Attn.: Thomas Tabor
Fax: +1 (212) 235 2350

ASML Holding N.V.
Veldhoven, April 3, 2002